Filed Pursuant to Rule 433

Registration Statement No. 333-164611

Pricing Term Sheet

BERKSHIRE HATHAWAY FINANCE CORPORATION

Pricing Term Sheet

$275,000,000 1.600% Senior Notes due 2017

$225,000,000 3.000% Senior Notes due 2022

Issuer:	Berkshire Hathaway Finance Corporation
Guarantor:	Berkshire Hathaway Inc.
Trade Date:	January 7, 2013
Settlement Date:	January 15, 2013 (T+6)

1.600% Senior Notes due 2017

Principal Amount:	$275,000,000
Maturity Date:	May 15, 2017
Issue Price (Price to Public):	101.425% of face amount, plus accrued interest from November 15, 2012
Gross Spread:	32.5 bps
Proceeds to Issuer:	$278,025,000 (excludes $733,333.33 of accrued interest)
Interest Rate:	1.600% per annum
Benchmark Treasury:	0.75% due December 31, 2017
Benchmark Treasury Yield:	0.811%
Spread to Benchmark Treasury:	45 bps
Yield to Maturity:	1.261%
Interest Payment Dates:	Each May 15 and November 15, commencing May 15, 2013
Make-Whole call:	At any time at Treasury plus 15 bps
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP:	084664BS9
ISIN:	US084664BS99

3.000% Senior Notes due 2022

Principal Amount:	$225,000,000
Maturity Date:	May 15, 2022
Issue Price (Price to Public):	102.433% of face amount, plus accrued interest from November 15, 2012
Gross Spread:	42.5 bps
Proceeds to Issuer:	$229,518,000 (excludes $1,125,000 of accrued interest)
Interest Rate:	3.000% per annum
Benchmark Treasury:	1.625% due November 15, 2022
Benchmark Treasury Yield:	1.903%
Spread to Benchmark Treasury:	80 bps
Yield to Maturity:	2.703%

Interest Payment Dates:	Each May 15 and November 15, commencing May 15, 2013
Make-Whole call:	At any time at Treasury plus 20 bps
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP:	084664BT7
ISIN:	US084664BT72

Other Information

Joint Book-Running Managers:	Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Each series of notes offered hereby constitutes an additional issuance of, and a single series with, the relevant series of our notes originally issued on May 15, 2012. On May 15, 2012, we issued $750,000,000 of our 1.600% Senior Notes due 2017 and $350,000,000 of our 3.000% Senior Notes due 2022. On September 17, 2012, we issued an additional $325,000,000 of our 1.600% Senior Notes due 2017 and an additional $200,000,000 of our 3.000% Senior Notes due 2022. The notes of each tenor offered hereby will have the same terms as, and will be fungible with, the notes of the same tenor previously issued, but will be offered at a different offering price. Once issued, each tenor of notes offered hereby will become part of the same series as the notes with the same tenor previously issued.

The initial offering price for the notes will include amounts attributable to interest accrued from November 15, 2012, which we call “pre-issuance accrued interest.” Pre-issuance accrued interest will be included in the accrued interest to be paid on the notes on the first interest payment date after the issuance of the notes. In accordance with applicable Treasury regulations, for U.S. federal income tax purposes, we will treat the notes as having been purchased for a price that does not include any pre-issuance accrued interest. If the notes are so treated, the portion of the first stated interest payment equal to the pre-issuance accrued interest will be treated as a nontaxable return of such pre-issuance accrued interest and, accordingly, will not be taxable as interest on the notes.

If a U.S. holder’s initial purchase price for a note (excluding pre-issuance accrued interest) exceeds the stated principal amount of the note, the holder will be considered to have amortizable bond premium equal to such excess. A U.S. holder generally may elect to amortize the premium over the remaining term of such note on a constant yield method as an offset to interest when includible in income under the holder’s regular method of tax accounting. In such case, the U.S. holder’s tax basis in the note will be reduced by the amortized premium. However, because the notes may be redeemed by us prior to maturity at a premium, special rules apply that may reduce or eliminate the amount of premium that a U.S. holder may amortize with respect to the notes. U.S. holders should consult their tax advisors about the decision to amortize premium and the effects of such an election, including the effect on other debt instruments held by the U.S. holder.

Settlement Period: The closing will occur on January 15, 2013, which will be more than three U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

Each of the issuer and the guarantor has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at (866) 471-2526, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or Wells Fargo Securities, LLC at (800) 326-5897.